October 25, 2005
Owen Pinkerton, Esq.,
   Securities and Exchange Commission,
    100 F Street, N.E.,
     Washington, D.C. 20549.
     Re: IntercontinentalExchange, Inc.—Form S-1 (File No. 333-123500)
Dear Mr. Pinkerton:
     On behalf of our client, IntercontinentalExchange, Inc. (the “Company”), we enclose herewith Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and the Company’s response to the staff’s comment letter (the “Comment Letter”) dated October 20, 2005 concerning the Company’s Registration Statement. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 5. References to page numbers herein are references to page numbers in Amendment No. 5.
Non-GAAP Financial Measure, pages 82-83
1.	We note your disclosure of adjusted net income as additional information regarding your operating results. Since this measure excludes items which may be recurring in nature please explain to us why such a measure is useful to investors. Please expand to include the disclosures referred to in Question 8 of the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response

The Company advises the staff that it believes that adjusted net income is useful to investors because it provides investors with meaningful information relating to the Company’s financial condition and results of operations, and is useful for

IntercontinentalExchange, Inc.

period-to-period comparison of results because the floor closure costs and the settlement expense are not reflective of the Company’s normal operating performance. The Company does not believe that it will incur either floor closure costs or settlement expense in future periods, and neither has been incurred in prior periods. The closure of the Company’s open-outcry floor is a non-recurring event, as the Company no longer will operate an open-outcry trading floor. In addition, the Company has no plans to open another open-outcry trading floor in the future. The Company also believes that the settlement expense is infrequent and unusual, and that no similar expense is likely to recur within the next two years. The Company recognizes, and has disclosed, that adjusted net income is not in accordance with, or an alternative to, U.S. generally accepted accounting principles, or GAAP, and may be different from non-GAAP measures used by other companies. In the prospectus, the Company directs investors to review the GAAP financial measures included in the prospectus, including its consolidated financial statements and the notes thereto.
The Company advises the staff that it believes adjusted net income provides meaningful information to investors because it is a financial measure used by management to evaluate the performance of the Company’s business. When viewed with GAAP results and the reconciliation of adjusted net income to GAAP as presented in the prospectus, the Company believes that adjusted net income provides a more complete understanding of specific factors affecting the Company’s business than GAAP measures alone. For example, management uses adjusted net income to evaluate operating performance and decisions made during the reporting period by excluding those items that have less significance on day-to-day performance of its business. As a result, the Company believes that adjusted net income may more clearly highlight trends in its business that may not otherwise be apparent when relying solely on GAAP financial measures. In addition, the Company’s internal budgets are based on adjusted net income, which is one of the criteria used in determining performance-based compensation. Finally, the Company communicates adjusted net income to its shareholders and board of directors. Analysts and investors also regularly rely on non-GAAP financial measures, such as adjusted net income, to assess operating performance.
The Company has revised the disclosure related to the non-GAAP financial measure as requested by the staff in a manner it believes is consistent with the staff FAQ, Question No. 8. See pages 84-85 of the prospectus.
Legal Proceedings, page 127
2.	We refer to your statement in connection with the NYMEX settlement that the claims included in any appeal or proceeding filed by NYMEX is “without merit.” This is a legal conclusion that the company is not qualified to make. If this statement is based upon the advice of litigation counsel, please identify

IntercontinentalExchange, Inc.

counsel and file a consent from counsel. Otherwise, please remove this statement.
Response
As requested by the staff, the Company has deleted this statement from the prospectus. See page 130 of the prospectus.
* * * *
     Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175. Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by facsimile to (212) 558-3588 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.
Very truly yours,

/s/ Catherine M. Clarkin

Catherine M. Clarkin

cc:	Johnathan H. Short (IntercontinentalExchange, Inc.)

David B. Harms David J. Gilberg (Sullivan & Cromwell LLP)

William F. Gorin (Cleary Gottlieb Steen & Hamilton LLP)